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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of October, 2004

Commission File Number 0-28584

                     CHECK POINT SOFTWARE TECHNOLOGIES LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                  3A Jabotinsky Street, Ramat-Gan 52520, Israel
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X     Form 40-F
                                ------            ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No   X
                                   ------     ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------

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[Check Point Logo]


FOR IMMEDIATE RELEASE



INVESTOR CONTACT:                             MEDIA CONTACT:
Kelly Toney                                   Elena Annuzzi
Check Point Software Technologies             Check Point Software Technologies
650-628-2050                                  650-628-2060
ir@us.checkpoint.com                          press@us.checkpoint.com
--------------------                          -----------------------


                         CHECK POINT SOFTWARE ANNOUNCES
                            SHARE REPURCHASE PROGRAM

         Board of Directors Approves Plan to Acquire up to $200 Million
                           of Outstanding Common Stock

REDWOOD CITY, Calif.-October 28, 2004 - Check Point Software Technologies Ltd. (Nasdaq: CHKP), the worldwide leader in securing the Internet, today announced that its Board of Directors has authorized the repurchase of up to an additional $200,000,000 of its outstanding common stock in the open market or through privately negotiated transactions.

Under the repurchase program, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase program has no time limit and may be suspended from time to time or discontinued. The share repurchases will be funded from available working capital. As of September 30, 2004, Check Point had approximately 258 million shares of common stock outstanding on a fully diluted basis.

Safe Harbor Statement
Certain statements in this press release are forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Check Point's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: Check Point's ability to integrate Zone Lab's operations effectively, the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; the inclusion of network security functionality in third-party hardware or system software; any unforeseen developmental or technological difficulties with regard to Check Point's products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Check Point's;


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unknown factors affecting third parties with which Check Point has formed business alliances; timely availability and customer acceptance of Check Point's new and existing products, and other factors and risks discussed in Check Point's Annual Report on Form 20-F for the year ended December 31, 2003, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations.

About Check Point
Software Check Point Software Technologies Ltd. (www.checkpoint.com) is the worldwide leader in securing the Internet. It is the confirmed market leader of both the worldwide VPN and firewall markets. Through its Next Generation product line, the company delivers a broad range of intelligent Perimeter, Internal and Web security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company's Zone Labs (www.zonelabs.com) division is one of the most trusted brands in Internet security, creating award-winning endpoint security solutions that protect millions of PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry's framework and alliance for integration and interoperability with "best-of-breed" solutions from over 350 leading companies. Check Point solutions are sold, integrated and serviced by a network of more than 2,300 Check Point partners in 92 countries.

                                      ####

(C)2004 Check Point Software Technologies Ltd. All rights reserved.
Check Point, Application Intelligence, Check Point Express, the Check Point logo, ClusterXL, ConnectControl, Connectra, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FireWall-1 XL, FloodGate-1, INSPECT, INSPECT XL, InterSpect, IQ Engine, Open Security Extension, OPSEC, Provider-1, Safe@Office, SecureKnowledge, SecurePlatform, SecureXL, SiteManager-1, SmartCenter, SmartCenter Pro, SmartDashboard, SmartDefense, SmartLSM, SmartMap, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SSL Network Extender, UAM, User-to-Address Mapping, UserAuthority, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 VSX, Web Intelligence, TrueVector, ZoneAlarm, Zone Alarm Pro, Zone Labs, the Zone Labs logo, AlertAdvisor, Cooperative Enforcement, IMsecure, Policy Lifecycle Management, Zone Labs Integrity and Smarter Security are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726 and 6,496,935 and may be protected by other U.S. Patents, foreign patents, or pending applications.



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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   CHECK POINT SOFTWARE TECHNOLOGIES LTD.


                                   By: /s/ Eyal Desheh
                                       --------------------------------------
                                                      Eyal Desheh
                                                Chief Financial Officer
November 1, 2004